FORM U-6B-2/CERTIFICATE OF
                  NOTIFICATION under the Public Utility Holding
                    Company Act of 1935, as amended ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), hereby affirms that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

1.       Type of security:  5.00% Debentures due 2013 (the "Debentures")

2.      Issue, renewal or guaranty: Issuance

3.      Principal amount: $400,000,000

4.      Annual rate of interest: 5.00%

5.      Date of issue: September 23, 2003

6.      Date of maturity: September 15, 2013

7. Acquirer of the Debentures: Banc of America Securities LLC, Lehman Brothers Inc., UBS Securities LLC, Wachovia Capital Markets, LLC, ABN Amro Incorporated, Banc One Capital Markets, Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

8.      Collateral: The Debentures are unsecured.

9.      Net proceeds to PSI: Approximately $394,368,000.

10. Use of proceeds: To provide funds for the early redemption at par of two intercompany promissory notes totaling $376.0 million. The notes are due to mature in April and September 2004 and bear interest rates of 6.30% and 6.40%, respectively. The notes are related to two gas-fired peaking electric generating stations transferred from certain exempt wholesale generator subsidiaries of Cinergy to PSI in early 2003. The remaining proceeds will be used to reduce short-term indebtedness associated with general corporate purposes including funding capital expenditures related to construction projects and environmental compliance initiatives.

11.     Exemption claimed: Rule 52(a).


                                            PSI Energy, Inc.


                                            By: /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Treasurer

Dated:  September 23, 2003